UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25

                                            Commission File Number 0-25970


                           NOTIFICATION OF LATE FILING

(Check One):
|X| Form 10-K   |_| Form 11-K   |_| Form 20-F   |_| Form 10-Q   |_| Form N-SAR

               For Period Ended:

               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR

               For the Transition Period Ended:_________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________________

________________________________________________________________________________


                                     PART I
                             REGISTRANT INFORMATION

                        CONSOLIDATED ECO-SYSTEMS, INC.
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                            Full Name of Registrant

                           EXSORBET INDUSTRIES, INC.
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                           Former Name if Applicable

                        4924 Lakeland Drive - Suite 200
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           Address of Principal Executive Office (Street and Number)

                      Jackson, Mississippi     39208
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                            City, State and Zip Code


                                    PART II
                            RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X|   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|   (b) The subject annual report, semi-annual report, transition report on
          Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|X|   (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
          has been attached if applicable.


                                    PART III
                                   NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Registrant is awaiting receipt from third parties of certain information and documentation necessary for completion of its audit for the year ended December 31, 1996.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Kenneth S. Rose, Esq.                          (212)       838-5030
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       (Name)                                    (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         CONSOLIDATED ECO-SYSTEMS, INC.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

            Has caused this notification to be signed on its behalf
                  by the undersigned hereunto duly authorized.


Date 3/31/97                    By /s/ Edward L. Schrader
    -----------------------       ----------------------------------------

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
     Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)

PART IV - Item 3
----------------

     The Registrant anticipates reporting a net loss of approximately $4 million for the fiscal year ended December 31, 1996 as compared to net income of approximately $700,000 for the prior year period.

                              MOORE STEPHENS FROST
                          CERTIFIED PUBLIC ACCOUNTANTS

                                           March 31, 1997


Mr. James J. Connors, Jr., President
Consolidated  Eco-Sys

                              MOORE STEPHENS FROST

                          CERTIFIED PUBLIC ACCOUNTANTS



                                 March 31, 1997



Mr. James J. Connors, Jr., President
Consolidated Eco-Systems, Inc.
4294 Lakeland Drive, Suite 200
Jackson, MS 39208


                             Re: 1996 Year-end Audit

Dear Mr. Connors:

     This letter is to advise you that Moore Stephens Frost will be unable to complete your 1996 year end audit by March 31, 1996. The delay was occasioned by the inability to obtain information and documentation caused by your recent personnel changes. While we realize that current management has worked diligently with us in providing information, several items beyond their control are still pending.

     We understand that your staff has requested all of the information that we desire and we anticipate the receipt of the information in the near future. However, until all of the information is received, despite our and the Company's diligent efforts, the year end audit cannot be completed.

     We anticipate that the audit will be completed in sufficient time to permit filing of the Company's Annual Report on Form 10-K on or before the fifteen calendar day following the prescribed due date.



                                 Yours very truly,



                                 MOORE STEPHENS FROST



                                 By: /s/ Dennis G. Cooper
                                     -----------------------
                                     Dennis G. Cooper